Simpson Thacher & Bartlett LLP

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Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

February 7, 2024

VIA EDGAR

Eileen Smiley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diameter Credit Company
Registration Statement on Form 10
File No. 000-56624

Dear Ms. Smiley:

On behalf of Diameter Credit Company (the “Fund”), we transmit for filing the Fund’s responses to comments received from you (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 12, 2024 relating to the above-referenced registration statement on Form 10, originally filed with the Commission on December 15, 2023 (the “Registration Statement”), voluntarily registering common shares of beneficial interest under Section 12(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

February 7, 2024

REGISTRATION STATEMENT

Explanatory Note (Page 2)

1.

The first sentence of the first paragraph states that the Fund filed the registration statement to permit it to elect to be regulated as a BDC under the Investment Company Act of 1940 (“1940 Act”). The Fund filed the election on the same date as the Form 10. When you file an amendment please update this sentence to reflect that this election has already been made.

Response: The Fund has made the requested revision to its disclosure.

2.	In the fifth paragraph, you state that you intend to file a notice of election. Please amend this sentence to reflect the fact that the election has already been filed.

Response: The Fund has made the requested revision to its disclosure.

3.	Please also consider disclosing these bulleted risk factors on Pages 2-3 immediately above the signature line in the Fund’s subscription agreement.

Response: The Fund respectfully declines to make the requested change to the subscription agreement to remain consistent with subscription agreements of similarly situated BDCs, and to ensure consistency among subscription agreements that have already been executed and accepted by the Fund with future subscription agreements.

4.

The last risk factor related to investments in privately-held companies does not detail the valuation risk associated with securities issued by privately-held companies or that they are illiquid. Please add disclosure that the privately-held companies will be difficult to value and illiquid, similar to the valuation and liquidity risk detailed with respect to junk bonds.

Response: The Fund has made the requested addition to its disclosure.

Forward Looking Statements (Pages 4-5)

5.

Please revise the last sentence of the last paragraph on Page 5 for clarity. For example, please revise as follows: “The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934 Act and section 27A of the Securities Act of 1933, which preclude civil liability for certain forward-looking statements, do not apply to the forward looking statements in this Registration Statement because we are an investment company.”

Response: The Fund has made the requested addition to its disclosure.

February 7, 2024

Item 1. BUSINESS – The Fund (Page 6)

6.	The first sentence of paragraph 3 of this section is missing a word. Add the word “that” before the phrase “refers to companies” with certain EBITDA and briefly define what EBITDA means.

Response: The Fund has revised the disclosure to clarify the first sentence of paragraph 3 of this section and to define EBITDA as follows:

Our core focus is on “middle market” companies, which refers to companies with annual earnings before interest, taxes, depreciation, and amortization (“EBITDA”) between $25 million and $125 million. We refer to companies with annual EBITDA equal to or greater than approximately $125 million as “upper middle-market companies”.

7.

The fifth paragraph of this section states that the Fund intends to do a private offering of its Series A Preferred Shares to a “select group of individual investors.” Please explain supplementally to the staff who this select group of individuals will be, and if any of them will be affiliates of the Fund or the Adviser. The staff could have additional comments.

Response: “[S]elect group of individual investors” refers to 500 individual investors who qualify as “accredited investors” as defined in Regulation D of the Securities Act. The “select group of individual investors” are not affiliates of the Fund or the Adviser. The reference to the investors being a “select group” was not meant to infer any special status other than that they were accredited investors. Accordingly, the Fund has deleted the reference to a “select group” and has clarified that these are unaffiliated individuals.

Item. 1. Business—The Diameter Platform (pages 6-8)

8.

The first sentence of the first paragraph of this section defines Diameter to mean Diameter Capital Partners LP. However, on Page 2, you define Diameter to mean Diameter Capital Partners LP and its subsidiaries and affiliated entities. Please reconcile this difference. Given the ambiguity in how the term “Diameter” is defined, the staff could have additional comments about different parts of the disclosure regarding what type of entity is providing services and potential conflicts of interest.

Response: The Fund has revised its disclosure to clarify that “Diameter Capital Partners” refers to Diameter Capital Partners LP and “Diameter” refers collectively to Diameter Capital Partners LP and its subsidiaries and affiliated entities. The Fund has also revised references to “Diameter” throughout the Registration Statement to clarify when it is referring to Diameter Capital Partners LP and when it is referring to Diameter Capital Partners LP and its subsidiaries and affiliated entities.

February 7, 2024

9.

On Page 7 of this section, you state that Diameter has $14.3 billion of assets under management (AUM) “across these primary vehicles.” Disclose whether Diameter refers to Diameter Capital Partners LP or the broader definition of Diameter Capital Partners LP and its subsidiaries and affiliated entities. Explain supplementally to the staff whether Diameter has other assets under management in “non-primary vehicles” and consider adding disclosure as to Diameter’s total AUM if it differs from the AUM in the primary vehicles.

Response: As noted above, the Fund has revised its disclosure to clarify that “Diameter Capital Partners” refers to Diameter Capital Partners LP and “Diameter” refers collectively to Diameter Capital Partners LP and its subsidiaries and affiliated entities. The AUM refers to AUM of Diameter. The Fund has revised the referenced disclosure to clarify this.

Item 1. Business—The Adviser (pages 7-8)

10.

The third paragraph of this section on Page 7 details the Investment Committee of the Adviser. Please explain supplementally to the staff, and add disclosure of each member on the Investment Committee, the name of the Diameter affiliate who employs them, and how the entity employing the Investment Committee member is affiliated to the Fund or the Adviser. Finally, explain to the staff, and add disclosure, if appropriate, whether these individuals serve on the Investment Committee of other Diameter entities with similar investment objectives or that invest in similar investments as the Fund.

Response: The Fund’s Investment Committee is made up of four permanent members: Scott Goodwin, Managing Partner of Diameter Capital Partners; Jonathan Lewinsohn, Managing Partner of Diameter Capital Partners; Joseph Carvalho, Co-Chief Executive Officer of the Fund and Co-Head of the Adviser; and Ben Pasternack, Co-Chief Executive Officer of the Fund and Co-Head of the Adviser. The Investment Committee also includes at least four other senior members of Diameter’s investment team. The members of the Investment Committee (other than the individuals referenced above) may change from time to time. However, the named Investment Committee members are primarily responsible for the day-to-day managed of the Fund’s portfolio. The Fund has added the requested clarifying disclosure.

Diameter Capital Partners employs Messrs. Carvalho, Pasternack, Goodwin and Lewinsohn, and is the indirect, sole owner of the Adviser.

Members of the Investment Committee also serve in a similar capacity for other Diameter funds, but there are at present no other affiliated Diameter controlled funds with similar investment objectives and strategies as the Fund; however, certain of Diameter’s funds may co-invest with the Fund from time to time if Diameter is granted co-investment exemptive relief. For a discussion of the co-investment exemptive relief, see “Item 1. Business—Diameter’s Private Credit Platform and Allocation of Investment Opportunities” in the Fund’s Registration Statement.

February 7, 2024

11.

The first full paragraph on Page 8 refers to a Resource Sharing Agreement with Diameter. Explain to us how the Resource Sharing Agreement operates and why it is not an advisory contract within the meaning of the 1940 Act.

Response: The Adviser serves as the sole investment adviser to the Fund. Diameter Capital Partners has not and will not enter into an investment advisory agreement with the Fund. Rather, pursuant to the Resource Sharing Agreement, Diameter Capital Partners provides the Adviser with investment professionals and access to its resources. Pursuant to the Resource Sharing Agreement, Diameter Capital Partners provides resources and services to the Adviser only and does not provide services of any kind to the Fund (including any advisory services) and does not receive any compensation from the Fund. In addition, all personnel of Diameter Capital Partners are subject to the supervision of and will operate through the Adviser with respect to the Fund. As such, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act. In addition, we note the following:

•	The Adviser is currently wholly owned by Diameter Capital Partners, and Diameter Capital Partners expects, at all times, to retain control of the Adviser.

•

As noted above, pursuant to the Resource Sharing Agreement, Diameter Capital Partners will provide the Adviser with certain experienced investment professionals and access to the resources of Diameter Capital Partners so as to enable the Adviser to fulfill its obligations under the Advisory Agreement.

•	The Adviser will depend on Diameter Capital Partners to provide the employees that will pursue the investment strategy of the Fund.

•

Any employee of Diameter Capital Partners who provides investment advice with respect to the Fund through the Resource Sharing Agreement will be a supervised person of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

•	Diameter Capital Partners will not receive any advisory fees from the Fund.

a.	In your response, address:

i.	specific services Diameter and its employees will provide on the Adviser’s behalf and why those services do not amount to advisory services provided to the Fund;

February 7, 2024

Response: Certain designed persons employed by Diameter Capital Partners (each, a “Shared Employee”) are made available by Diameter Capital Partners to provide advisory services to the Adviser (and indirectly, to the Fund) with respect to the origination, purchase, sale and holding of loans, securities and other financial instruments. However, the Shared Employees provide these services under the supervision of the Adviser, pursuant to the Adviser’s Advisory Agreement with the Fund. Further, the Shared Employees who provide these services are subject to the oversight of and control of the Adviser, and the services are provided exclusively in that person’s capacity as a supervised person of the Adviser. Further, Diameter Capital Partners is obligated to cooperate with the Adviser’s supervisory efforts under the Resource Sharing Agreement, and to make periodic reports to the Adviser regarding the adherence of Shared Employees to applicable law.

The Resource Sharing Agreement also lays out specific requirements incumbent upon each Shared Employee who provides any such advisory service, including that each such employee: be subject to the supervision and oversight of the Adviser’s officers and directors (including its Chief Compliance Officer); take actions only as approved by the Adviser and shall not have any discretionary authority over accounts (unless authorized by the Adviser); take reasonable steps to assure that communications with the Fund reflect the Shared Employee’s status as a supervised person of the Adviser; and at all times comply with fiduciary duties owed to the Fund by the Adviser.

ii.	the extent to which the Adviser will depend on Diameter personnel;

Response: As described above, the Adviser will rely on certain Shared Employees to assist it in discharging its duties under the Advisory Agreement with the Fund. These Shared Employees will be subject to the oversight, control, and supervision of the Adviser as if they were employees of the Adviser.

iii.	whether Diameter personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Advisers Act;

Response: Pursuant to the Resource Sharing Agreement, to the extent that a Shared Employee participates in the rendering of advisory services to the Fund, the Shared Employee shall be subject to the oversight and control of the Adviser, and such Advisory Services shall be provided to the Adviser or the Fund by such Shared Employee exclusively in his or her capacity as a supervised person of the Adviser.

iv.	whether and what fees are paid to Diameter and by whom and whether or not they are paid pursuant to the Resource Sharing Agreement;

February 7, 2024

Response: No fees are paid pursuant to the Resource Sharing Agreement.

v.	whether Diameter is considered a fiduciary with respect to the Company;

Response: Diameter Capital Partners is not itself a fiduciary with respect to the Fund. However, under the terms of the Resource Sharing Agreement, each Shared Employee providing advisory services is required to act at all times in a manner consistent with the fiduciary duties owed to the Fund.

vi.

explain whether the personnel being provided to the Fund are personnel of Diameter or any of its affiliates and explain how the entities are affiliated with Diameter and the Adviser and Fund (i.e, controlled subsidiaries, wholly or majority owned),

Response: Shared Employee are employees of Diameter Capital Partners, which is the indirect, sole owner of the Adviser.

vii.	explain the registration status of each such affiliate; and

Response: As noted above, both Diameter Capital Partners and the Adviser are investment advisers registered under the Advisers Act.

viii.	where the affiliate is domiciled.

Response: Diameter Capital Partners is a Delaware limited partnership and the Adviser is a Delaware limited liability company.

b.	Provide us with the Resource Sharing Agreement to review.

Response: We will provide a copy of the Resource Sharing Agreement, subject to a confidential treatment request pursuant to Regulation 200.83 of the Commission.

Item 1. Business—Portfolio Management (page 8)

12.

The only paragraph in this section details that portfolio management decisions regarding industry and sector composition and position sizing will be made by the Co-CEOs in consultation with the Managing Partners of Diameter. Explain how the Co-CEOs decision making in this sentence is consistent with the powers of the Investment Committee described in the preceding paragraph.

Response: The Fund has revised its disclosure to clarify that portfolio management decisions around industry and sector composition, and position sizing will be made by the Investment Committee.

February 7, 2024

Item 1. Business - Administrator (page 9)

13.

The second paragraph of this section discloses that the Administrator can retain affiliates to provide certain administrative services to the Fund. Explain supplementally to the staff what type of affiliates (i.e., controlled affiliates or affiliated in some other way) may provide such services and whether these affiliates will all be domiciled in the United States.

Response: The Administrator has not retained, and does not currently anticipate retaining, affiliates to provide administrative services. To the extent that it does, such services will be approved by the Fund’s Board, including a majority of Independent Trustees, in accordance with relevant Staff guidance. The Fund notes that the Staff has issued a series of no-action letters indicating that, if adequate safeguards are in place, service agreements between a registered investment company (for the purposes of the Comment 13, a “fund”) and its affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) would not be a “joint enterprise or other joint arrangement or profit-sharing plan” for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

In general, the Staff has taken the position that it would not recommend enforcement action with respect to an agreement for services entered into in the ordinary course of business between a fund and an affiliated person (or an affiliated person of an affiliated person) if the compensation provided for by the agreement had “adequate safeguards” in place to “prevent overreaching.” According to these no-action letters, a fund generally has “adequate safeguards” in place if a majority of the fund’s independent trustees make the following determinations with respect to the agreement between the fund and its affiliated service provider:

1. the service contract is in the best interest of the fund and its shareholders;

2. the services to be performed pursuant to the contract are services required for the operation of the fund;

3. the affiliated service provider can provide services the nature and quality of which are at least equal to those provided by others offering the same or similar services; and

4. the fees for such services are “fair and reasonable” in light of the usual and customary charges made by others for services of the same nature and quality with respect to affiliated service provider arrangements.

The following is a list of what we view to be the relevant no-action letters pertaining to the Staff’s positions on a fund entering into an affiliated service provider arrangement. The no-action letters are listed in reverse chronological order.

February 7, 2024

•	Norwest Bank Minnesota, N.A. (pub. avail. May 25, 1995).

•	Washington Square Cash Fund, Inc. (pub. avail. Jul. 9, 1990).

•	Unified Management Corp. (pub. avail. June 28, 1990).

•	Flex-Fund (Nov. 22, 1985).

•	Diversified Securities (pub. avail. Jan. 22, 1985).

•	Criterion Funds Inc. (pub. avail. Jan. 9, 1984).

•	Federated Securities Corp. (pub. avail. Oct. 21, 1983)

•	Lindner Fund, Inc. (pub. avail. June 17, 1983)

•	Boston Safe Deposit and Trust Co. (pub. avail. Mar. 30, 1983).

•	Northern Trust Co. (pub. avail. June 1, 1983).

•	IPI-Income & Price Index Fund (pub. avail. Dec. 12, 1980).

•	Current Income Shares, Inc. (pub. avail. Apr. 13, 1980).

In addition, as a BDC, the Fund may enter into agreements with persons identified in Section 57(e) of the 1940 Act (“remote affiliates”) pursuant to Section 57(f) of the 1940 Act. Accordingly, the Administrator may retain such persons provided that the Fund complies with Section 57(f).

Item 1. Business - Investment Strategy (pages 9-10)

14.

The staff notes that the name of the Fund includes the term “credit.” Rule 35d-1 under the Act requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. In light of the Fund’s name, please clarify that the Fund will invest at least 80% of its assets in credit investments, and disclose what the qualifies as a credit investment (e.g., debt). If preferred shares are to be included in the 80% policy (see Page 60 that discusses the risks of investments in preferred shares), please define credit securities to include preferred stock.

Response: While the Fund believes the term “credit” does not necessarily implicate the requirements of Rule 35d-1 under the 1940 Act, it will add the following 80% policy to the description of its principal investment strategy in accordance with Rule 35d-1.

“Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in credit instruments (including, but not limited to, loans, bonds and other credit instruments, such as first-lien debt, second-lien debt, mezzanine and unsecured debt) of varying maturities.”

February 7, 2024

In addition, the Fund will add the following explanatory disclosure elsewhere in the Registration Statement:

“The Fund’s 80% policy with respect to investments in debt instruments is not fundamental and may be changed by our Board without shareholder approval. Shareholders will be provided with sixty (60) days’ notice in the manner prescribed by the SEC before making any change to this policy.”

15.	In the second full paragraph on Page 10, please define how you interpret “growth” or “stable” industries.

Response: The Fund has made the requested addition to its disclosure.

16.

The investment strategy and principal strategies appears to be broken up into sections entitled “Investment Strategy” (Pages 9-10), “Targeted Portfolio Metrics” (Pages 10-11), “Disciplined Investment Philosophy” (Page 12), “Portfolio Structure” (Page 12) and “Investment Focus” (Page 13) which makes it difficult to understand the Fund’s investment strategies. Consider grouping and discussing the Fund’s investment objective and principal strategies together rather than separating them with other items in between that, although relevant, do not discuss the Fund’s principal strategies and investments.

Response: The Fund has reorganized certain of the aforementioned sections in accordance with this request.

17.

The third full paragraph on Page 10 states that the Fund could issue additional series of preferred shares in the future. Please explain to the staff supplementally how that statement is consistent with the statement in the first sentence of the preceding paragraph that the Fund may issue one class of shares senior to the common shares.

Response: Under the 1940 Act, a BDC may issue multiple series of preferred shares, provided, among other requirements, that each series is the same class (i.e., have the same seniority). Accordingly, the Fund believes the statements are consistent.

18.

In the last full paragraph on Page 10, you reference unitranche loans. Please confirm if any of the loans held by the Fund are unitranche loans (i.e., co-lending arrangements). Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with these investments. With respect to co-lending arrangements, please supplementally notify the staff of the following:

February 7, 2024

Response: The Fund confirms that it does not currently hold any such “last-out” positions in any unitranche loans. However, if and when the Fund does hold such loan positions, the Fund will include investment-related policy disclosures in the Notes to Financial Statements.

The Fund notes that in limited instances, it may enter an arrangement whereby a group of lenders provides a first-lien or unitranche loan and through the credit agreement with the borrower or an agreement amongst lenders, certain lenders may take a “first-out” position while the Fund retains the “last-out” portion of such loan. In such cases, the “first-out” portion of the loan would generally receive priority with respect to the payment of principal, interest and any other amounts due thereunder as compared to the “last-out” portion that the Fund would continue to hold. In exchange for taking greater risk of loss, the “last-out” portion generally earns a higher interest rate than the “first-out” portion of the loan.

The Fund notes that, going forward, and to the extent applicable, it will include in future filings of the Fund’s financial statements and in its future annual reports on Form 10-K disclosure in the Schedule of Investments and Notes to Financial Statements regarding last out loans, as appropriate.

a.	Whether the Fund has any specific accounting policies it applies to co-lending arrangements

Response: The Fund acknowledges the Staff’s comment with respect to accounting policies and notes that, when applicable, its accounting policies for co-lending arrangements will be disclosed in its notes to the financial statements.

b.	How the valuation of these investments takes into account the payment prioritization / payment waterfalls;

Response: The Fund acknowledges the Staff’s comment with respect to the valuation of these investments. When applicable, the Fund will adopt valuation methodology for the Fund’s unitranche loan(s) that take into account the payment priority of the “last out” position within the first-lien or unitranche loan.

c.	The impact of such arrangements on the calculation of interest income under the effective interest method; and

Response: The Fund respectfully acknowledges the Staff’s comment with respect to treatment of interest income and notes that interest income on “last out” positions will be recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums consistent with the Fund’s other debt investments and is recorded on the accrual basis. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The Fund may receive additional interest income on such positions and includes such income as interest income. The interest rate is determined according to the terms for the “last out” loan in the executed credit agreement and/or an agreement among lenders.

February 7, 2024

d.	Whether any of the co-lenders under these arrangements are affiliates.

Response: In the event that affiliates are co-lenders under these arrangements, these co-investments will only be consummated pursuant to the terms of the exemptive relief the Fund has applied for, if received. Accordingly, such investments would be within the same tranche as other affiliates and there would be no instances in which an affiliate takes a first-out position when the Fund takes the last-out position, or vice versa.

19.

The first full paragraph on Page 11 states that the Fund seeks to achieve its investment objective with “downside protection.” Please disclose the strategies on how the Fund attempts to achieve downside protection. There is significant risk disclosure later in the Registration Statement that discusses derivatives. If the Fund anticipates using derivatives to achieve this downside protection please disclose how the Fund will use derivatives to achieve downside protection.

Response: The Fund has added disclosure that it attempts to provide downside protection through contractual or structural terms, including generally seeking a senior position in the capital structure of its portfolio companies, requiring a total return that appropriately compensates the Fund for credit risk, and requiring certain covenants and restrictions in our negotiations with portfolio companies, such as affirmative and negative covenants, default penalties, lien protection and change of control provisions.

20.

The first full paragraph on Page 11 also states that the Fund targets a diversified portfolio. However, the Fund is classified as a non-diversified fund (see, Page 42) that lists the non-diversification status of the Fund). Please add disclosure here that the Fund is non-diversified and the impact, and then state that the Fund will target a diversified portfolio.

Response: The Fund respectfully declines to make the above requested revisions and refers the Staff to the language on the following page of the Registration Statement that reads:

“Notwithstanding our intent to invest across a variety of industries, with respect to 75% of our assets, we expect to hold securities of a single portfolio company that will comprise more than 5.0% of our total assets and/or more than 10.0% of the outstanding voting securities of the portfolio company. For that reason, we are classified as a non-diversified management investment company under the 1940 Act.”

February 7, 2024

21.

The principal risks section does not include concentration risk but the Registration Statement sometimes uses the word concentration in connection with the discussion of the Fund’s non-diversified status. Please confirm supplementally to the staff whether the Fund anticipates concentrating in any industry or if it reserves the right to so concentrate. If it does, consider adding disclosure in the first full paragraph on Page 11 and appropriate risk disclosure.

Response: The Fund does not currently plan to concentrate in any industry. The Fund believes that its risk factor disclosure on page 52 regarding the Fund being a non-diversified company within the meaning of the 1940 Act adequately discloses that the Fund may in the future be concentrated in certain industries.

Item 1. Business - The Private Offering (Pages 14-15)

22.

The third paragraph of this section includes in italics the statement that there could be severe economic consequences to defaulting shareholders. Please bold this sentence for added emphasis and add a cross reference to the detailed discussion on Page 78 of the Registration Statement. Please disclose the potential consequences of an investor’s failure to meet Capital Commitments.

Response: The Fund has made the requested revision to its disclosure. The Fund further notes that all of the referenced consequences are disclosed in detail in the Fund’s Declaration of Trust and the subscription agreements that prospective investor review and submit to the Fund.

23.

The second full paragraph on Page 15, states that a tender offer could be conducted at NAV or other applicable measurement. Please explain supplementally to the staff what other applicable measurements could be.

Response: The Fund has not determined how or when it will conduct a tender offer and what the tender offer price will be. However, any such tender offer will be made in compliance with Rule 13e-4 under the Exchange Act.

24.

The last paragraph on Page 15 states that the Fund will do a concurrent offering of Preferred Shares to a “select group of individuals.” Please advise staff supplementally if these individuals will be affiliated with the Fund or Diameter. If so consider adding disclosure that the voting rights of these preferred shares with the interested trustee could mean that affiliates of the Adviser would control the BDC.

Response: The “select group of individual investors” are not affiliates of the Fund or the Adviser. Please see the response to Comment 7 above.

Item 1. Business - The Business, Advisory Agreement, Administration Agreement and Other Agreements (pages 17-24)

25.	In the section entitled “Incentive Fee” on Page 18, please provide a graphical representation of the income-related portion of any incentive fee.

February 7, 2024

Response: The Fund respectfully declines to include a graphical representation. The Fund is conducting a private placement and does not believe that a graphical representation is necessary for investors.

26.

Please consider adding, after the section entitled Fee Waiver on Page 20 (or another appropriate place in this section), a fee table that conforms to the requirements of Item 3.1 of Form N-2. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

Response: The Fund notes that disclosure under the heading “Item 2. Financial Information—Discussion of Management’s Expected Operating Plans—Expenses” provides a description of the expenses that the Fund will be obligated to pay, including the management and incentive fees payable to the Adviser. In addition, the Fund also has an expense cap on organizational and offering expenses, and investors therefore are aware of the maximum amount of organization and offering costs that could be payable by the Fund. The Fund is aware that Form N-2 (used for registered public offerings by Business Development Companies and investment companies) requires a summary of fund fees and expenses that includes estimates of expenses as a percentage of net assets. As the Fund is not making a registered public offering, it is not required to file a Form N-2. The Fund respectfully submits that it is not aware of a requirement in Form 10 to include a fee table that conforms to the requirements of Item 3.1 of Form N-2. The Fund’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports.

27.

The section entitled “Administrative Agreement” on Page 20 describes the administrative services and common expenses to be allocated to the Fund. Please disclose if there a limit on the administrative fee payable by Fund shareholders and if there is no such limit, please disclose that fact.

Response: The Fund has revised the disclosure to note that there is not a contractual limit on the administrative fee payable by the Fund shareholders to the Administrator.

28.

In the section entitled “Sub-Administration Agreement” on Page 21, please confirm and disclose if the Fund will be paying the sub-administration fees or if these fees are paid directly from the administrator fees.

Response: The Administrator has retained the Sub-Administrator and the Fund is not a party to the agreement between the Administrator and the Sub-Administrator. Pursuant to that Agreement, the Administrator pays fees directly to the Sub-Administrator. The Administrator is entitled to seek reimbursement from the Fund for any such fees paid for services that are covered under the Administration Agreement with the Fund.

29.

In the last full paragraph of the section entitled “Expense Support and Conditional Reimbursement Agreement” on Page 22, please disclose that this is a royalty-free license to conform to later disclosure.

February 7, 2024

Response: The Fund has added the requested disclosure.

30.

The section entitled “Payment of our Expenses” on Pages 22-24 contains a comprehensive list of expenses that the Fund will be responsible for paying. The second full paragraph of this section contains a qualifier that the expenses “include but are not limited to” the following comprehensive list. Consider removing this qualifier or include disclosure about the other types of unlisted expenses that the Fund would be responsible for paying.

Response: The referenced list of expenses is consistent with the Administration Agreement that has been entered into with the Administrator, which refers to “all other costs and expenses of the Fund’s operations, administration and transactions,” including, but not limited to…” and “all other expenses of the Fund’s operations, administration and transactions including, without limitation, those relating to…” As such, the Fund believes that the revision requested by the Staff would not be consistent with the Administration Agreement and may risk omitting to disclose an expense that is not specifically listed but nevertheless should be covered under the terms of such agreement.

Item 1A. Risk Factors, Risk Factor Summary (Pages 42-44)

31.

In the second bullet in section entitled “Risks Related to our Business and Structure” on Page 42, please add a cross reference to the section of the Registration Statement that discusses the power of the Board to change the Declaration of Trust without shareholder approval.

Response: The Fund has made the requested revision to its disclosure.

32.

In the section entitled “Risks Related to our Business and Structure” on Page 42, please add a sentence to the second to the last bullet to the effect that these provisions do not apply to claims under the federal securities laws.

Response: The Fund has made the requested revision to its disclosure.

33.

In the section entitled “Risks Related to Our Portfolio Company Investments” in the second bullet on Page 43, please tie the previous bullet (lack of information) together with lack of readily available market prices that could impact the valuation of the Fund’s holdings.

Response: The Fund has made the requested revision to its disclosure.

34.

The section entitled “Risks Related to Our Portfolio Company Investments” contains a bullet that states “the new market structure applicable to derivatives imposed by the Dodd-Frank Act may affect our ability to use over-the-counter (“OTC”) derivatives for hedging purposes.” Please explain supplementally to the staff why this is a principal risk, and if it is, please add principal strategy disclosure about how the Fund will utilize derivatives.

February 7, 2024

Response: While the Fund does not intend to rely on the use of derivatives as a principal strategy, the Fund believes that the risks related to its potential use of OTC derivatives for hedging purposes should be disclosed to investors alongside the other approximately forty-five risks listed in this section.

35.

The section entitled “Risks Related to the Adviser and its Affiliates; Conflict of Interest” contains a bullet on Page 44 that states “Our Adviser and its affiliates, officers and employees may face certain conflicts of interest.” In more detailed risk disclosure on Page 81, you state that the Adviser and its affiliate, including our officers and interested Trustees could face conflicts of interest. Please amend the summary bullet on Page 44 to include “Interested Trustees.”

Response: The Fund added an additional bullet point to the referenced section, corresponding to the more detailed risk disclosure with the heading, “The Adviser and its affiliates, including our officers and interested Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.”

Item 1A. Risk Factors, Risks Related to Our Business and Structure (Pages 44-59)

36.

Under the heading, “Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital” on Page 45, the disclosure says, “[t]o securitize loans, the Company may create a wholly owned subsidiary…” To the extent that the Company will have primary control over any entities that engage in investment activities in securities or other assets, please respond to the following comments. Note that a primarily controlled entity is an entity that the Company controls, as defined in Section 2(a)(9) of 1940 Act, and for which the Company’s control of the entity is greater than that of any other person.

a.	Disclose that “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Company.

Response: The Fund has made the requested revision to its disclosure as follows:

In addition to issuing securities to raise capital as described above, we could securitize our investments to generate cash for funding new investments. To securitize our investments, we likely would create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect would be willing to accept a substantially lower interest rate than the loans earn. The term “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. Further, the Fund will treat a wholly-owned subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Sections 18 and 61) and affiliated transactions and custody (Sections 17 and 57). The Fund would generally expect to consolidate any

February 7, 2024

such wholly-owned subsidiary for purposes of our financial statements and compliance with the 1940 Act. In addition, the Fund’s Board will comply with the provisions of Section 15 of the 1940 Act with respect to a wholly-owned subsidiary’s investment advisory contract, if applicable. The Fund currently has one wholly-owned subsidiary, Diameter Credit Company Holdings LLC. The subsidiary does not have an investment advisory contract and uses the same custodian as the Fund.

b.

Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary, so that the Company treats the subsidiary’s debt as its own for purposes of Section 61.

Response: The Fund has made the requested revision to its disclosure; please see excerpted language in the response to Comment 36(a).

c.

Disclose that each investment adviser to the subsidiaries complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15, as it applies through Section 59) as if it were an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.

Response: The Fund has made the requested revision to its disclosure; please see excerpted language in the response to Comment 36(a). Currently, no such investment advisory contracts exist between any subsidiaries and an investment adviser. The Fund confirms it will file any such contract in a future Exchange Act filing, if applicable.

d.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17, as modified by Section 57). Identify the custodian of the subsidiary, if any.

Response: The Fund has one wholly-owned subsidiary. The requested change has been made. Please see excerpted language in the response to Comment 36(a).

e.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a Company that invests in a subsidiary should reflect aggregate operations of the Company and the subsidiary.

February 7, 2024

Response: The Fund has one wholly-owned subsidiary. The Fund has updated its disclosure in the Registration Statement to note that its principal risk factors apply to the Fund and its subsidiaries on a consolidated basis.

f.	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not.

Response: The Fund has updated its disclosure in the Registration Statement to note that the financial statements of any subsidiary of the Fund will be consolidated with those of the Fund. Please see excerpted language in the response to Comment 36(a).

g.

Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.

Response: The Fund so confirms.

h.	Confirm that if a subsidiary is not organized in the United States, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Fund so confirms.

i.

For any wholly-owned subsidiary of the Company, please confirm that a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of any fee table the Company discloses and a subsidiary’s expenses will be included in the “Other Expenses” line item of any such fee table.

Response: The Fund so confirms.

Item 1A. Risk Factors, Risks Related to Portfolio Company Investments (pages 59-74)

37.

The section entitled “The value of most of our portfolio securities will not have a readily available market price and we value these securities at fair value as determined in good faith by our Board, which valuation is inherently subjective, may not reflect what we may actually realize for the sale of the investment and could result in a conflict of interest with the Adviser” on Page 63 contains a discussion of the difficulty valuing investments with no readily market price. Please add disclosure that valuation of these investments also may be hampered by the lack of other available public information about these private companies.

Response: The Fund has made the requested changes to its disclosure.

February 7, 2024

38.

The section entitled “Our investments in foreign companies may involve significant risks in addition to the risks inherent in U.S. investments” on Page 70 contains a description of the risks of investing in foreign companies but contains no discussion of the risks of investing in emerging market countries. Confirm to the staff that the Fund does not anticipate investing in debt securities of emerging market companies. If the Fund anticipates such investments, please add into the principal strategies and add appropriate risk disclosure.

Response: The Fund does not anticipate investing in debt securities of emerging market companies at this time.

Item 1A. Risk Factors, Risks Related to Our Securities (pages 74-80)

39.	The section entitled ”Risks related to warehousing transactions” on Page 80 states that the Fund may engage in warehousing transactions.

a.

Please provide an analysis of whether the proposed warehousing transaction – whereby (i) the Fund has entered into, or will enter into, an agreement with the warehousing provider that obligates the Fund or an affiliate of the BDC to make certain purchases from the warehousing provider, and (ii) the affiliate of the Fund, in turn, has entered into any guarantee agreement with the warehousing provider – constitutes a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 under the 1940 Act.

Response: The Fund has not entered into and does not currently propose to enter into any transaction meeting the description set forth above.

b.	In addition, please state whether the Fund otherwise intends to rely on a co-investment order with respect to the warehousing transactions and, if so, provide the basis for the reliance.

Response: The Fund confirms that it does not intend to rely on its co-investment order (if and when granted) with respect to the warehousing transactions.

c.	Please explain the contemplated timing of the transactions vis-à-vis BDC election and the effectiveness of the registration statement.

Response: As noted, the Fund has not entered into any warehousing transactions.

d.	Please provide an analysis of whether any of the warehousing transactions constitute an “unfunded commitment agreement” as defined in Rule 18f-4 under the 1940 Act.

Response: The determination of whether a warehousing transaction is a facts and circumstances analysis. Since the Fund currently does not have a warehousing transaction in place, it cannot comment on whether such warehousing transaction would constitute an “unfunded commitment agreement” as defined in Rule 18f-4 under the 1940 Act.

February 7, 2024

Item 1A. Risk Factors, Risks Related to the Adviser and Its Affiliates; Conflicts of Interest (Pages 80-85)

40.

The section entitled “There may be conflicts of interest related to obligations that the Adviser’s senior management and investment team have to other clients” on Page 81 discusses certain time conflicts arising from time constraints and other obligations to other clients. The third full paragraph contains a sentence that states “[i]n addition, we may make investments in different parts of the capital structure of companies in which other Affiliated Funds already hold an investment, subject to the 1940 Act and the conditions of the Order if granted.” This sentence seems to refer to potential conflicts caused by investments rather than time constraints. Please consider breaking out into a separate bullet point this type of potential financial conflicts of interest and disclose who “we” refers. For instance, if officers and directors and employees hold such investments or other financial interests, such as holders of the Funds Series A Preferred, please disclose the potential financial and other conflicts arising from such investments.

Response: The Fund respectfully declines to make this change as the referenced risk factor relates to the obligations of the Adviser’s senior management and investment team to other clients generally (not just with respect to time constraints), including, for example, conflicts related to investment objective overlap and the identification of investment opportunities. The discussion in the third full paragraph relates to conflicts that may arise related to the senior management and investment team’s obligations to other clients.

41.

The first full paragraph of the section entitled “Our Adviser and its affiliates, officers and employees may face certain conflicts of interest” on Page 83, states that “[s]ubject to the Adviser’s allocation policy, Diameter and its affiliates will refer middle-market and upper middle-market loan origination activities for companies domiciled in the United States to us. ..” The Registration Statement states earlier that the Fund could invest in non-US debt investments. Explain supplementally to the staff whether the allocation policy apply to referrals of non-US debt. If so, please amend this section accordingly.

Response: The allocation policy would require non-U.S. loans to be referred to the Fund.

42.

The section entitled “Our Adviser and its affiliates, officers and employees may face certain conflicts of interest” on Page 83 also discusses other conflicts that could arise with the formation of new investment vehicles. Please explain supplementally to the staff whether officers and employees could face financial conflicts of interest based on their salary or bonus calculation or personal investments in other entities that have similar investment objective to the Fund. If so, please add disclosure about those conflicts.

February 7, 2024

Response: Officers and employees of the Adviser may face financial conflicts of interest to the extent their salary or bonus calculation or personal investments are in other entities that have a similar investment objective to the Fund. However, as noted in response to Comment 10, neither the Adviser nor any other Diameter controlled fund, currently have a similar investment objective to the Fund. In light of the fact that such a conflict may present itself in the future, the Fund has updated the disclosure.

Item 2. Financial Information, Discussion of Management’s Expected Operating Plans (Pages 91-99)

43.	In the section entitled “Expenses” on Page 92, please include reference to the management fee and incentive fee within this disclosure.

Response: The Fund respectfully refers the Staff to the disclosure in the eighth bullet in the “Expenses” section, which refers to the Management Fee and any Incentive Fee.

44.

The final sentence in the section entitled “Expenses” on Page 24 contains a statement that the expenses listed “may ultimately be borne by shareholders.” Please explain under what circumstances those listed expenses incurred would not be borne by Fund shareholders.

Response: All of the expenses described in the section entitled “Expenses” may be ultimately borne by the Fund’s Shareholders if not covered by the Expense Support and Conditional Reimbursement Agreement (referred to on page 21) or the organizational and offering expenses cap of 0.15% of the Fund’s total capital commitments (referred to on page 22).

Item 6. Executive Compensation (Pages 105-106)

45.

The second paragraph of the section entitled “Compensation of Executive Officers” states “[f]or the avoidance of doubt” and then describes how the Fund will be allocated certain expenses. Please explain what you mean by “for the avoidance of doubt” and if it is not relevant, consider deleting it.

Response: The Fund has made the requested revision to its disclosure.

Item 9. Market Price of and Dividends on the Registrant’s Common Stock (Pages 107-109)

46.

The last sentence of the section entitled “Market Information” on Page 107 states that the purchase price of the common shares after the initial purchase will be based on the NAV as of the effective date of the purchase date. In the next section, you state that the NAV will be calculated quarterly and as necessary for each Drawdown Purchase. Please reconcile the inconsistency in the disclosure.

February 7, 2024

Response: Without agreeing that the referenced disclosure is inconsistent, the Fund has revised the referenced disclosure for additional clarity.

DECLARATION OF TRUST

47.

Please add a sentence in Section 6.10 of the Declaration of Trust that the provisions regarding derivative actions do not apply to claims under the federal securities laws as you state in Section 13.4 of the Declaration regarding exclusive Delaware jurisdiction and you state on Page 115 of the Registration Statement.

Response: The Fund has amended the Declaration of Trust in accordance with your comment.

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATE (Page 117)

48.	Financial statements should be included and must be audited. Please file an amended Form 10 filing with complete financial statements at least 15 days prior to the Form 10’s effective date.

Response: The Fund has included the complete audited financial statements in this Registration Statement filing.

Item 15. Exhibits (Page 117)

49.	Section 13.5 of Article VIII of the Declaration of Trust states that the Fund, the Adviser and/or affiliates of the Adviser may negotiate side letters with certain shareholders. Please explain to us:

a.

how having a side letter with different terms would comply with Section 18 of the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends);

b.	whether different terms in any side letter could have a material, negative effect on other Fund investors;

c.	whether the terms of different side letters will be disclosed to all Fund investors, and how they will be disclosed including the timing of such disclosure;

d.	whether the terms of any side letters could include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

e.	whether the terms of any side letters could have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

February 7, 2024

Response: The referenced provision of the Declaration of Trust provides that the Fund may only enter into side letters if consistent with applicable law, including the 1940 Act. Accordingly, the Fund confirms that neither it nor the Adviser (on behalf of the Fund and itself) can enter, has entered or will enter into any side letter with any shareholder that would have the effect of creating different terms to such shareholder’s investment in the Fund in contravention of applicable law, including Section 18 of the 1940 Act, or that would have a material, negative effect on other shareholders. Any side letter that the Fund enters into would be limited to terms that do not provide any shareholder with: (i) priority over any other shareholder as to distribution of assets or payment of dividends, (ii) preferential redemption or withdrawal rights (except to the extent necessary and/or permitted under applicable law), (iii) access to material non-public information (except in accordance with Regulation FD under the Securities Act and other applicable securities laws), or (iv) a different Management Fee or Incentive Fee from that paid by other shareholders.

The terms of any side letters, because they must comply with the referenced provision of the Declaration of Trust, do not need to be disclosed to other Shareholders in accordance with securities laws, unless material to other Shareholders. Certain shareholders may have a side letter with the Fund and/or Adviser on behalf of the Fund that contains a “most-favored-nation” provision contractually allowing it access to other shareholders’ side letters or other written agreements following the end of the “closing period” of the Fund. As noted, if the terms of any side letter are material to other Shareholders, such terms would be disclosed in the Fund’s offering memorandum.

The Fund notes that the terms of any side letter are generally immaterial to other investors, but are required by certain institutional investors, such as State pension plans. Below are some examples of side letter provisions, certain of which the Fund (or the Adviser on behalf of the Fund) has entered into:

•	Investors may require reporting pursuant to the Institutional Limited Partners Association reporting template, which is of little to no value for an investment in a BDC.

•	Investors may be private funds and are thus limited to holding 3% of the voting securities of the Fund pursuant to Section 12(d)(1) of the 1940 Act.

•	Investors may be feeder funds that are required to comply with Section 12(d)(1)(E) of the 1940 Act.

•	Investors may require, including as a matter of law, confidentiality provisions with respect to the use of such investor’s name in marketing materials, etc.

•

As a matter of internal policy, investors may require representations that the Adviser and/or the Fund is in compliance with anti-money laundering, anti-bribery, anti-corruption and anti-terrorism laws financing and related laws, regulations and conventions, etc.

•	Investors may request notifications to certain email addresses in addition to the information provided in the subscription agreement.

February 7, 2024

As a matter of process, the Fund reviews each side letter request to confirm compliance with applicable law, including Section 18 of the 1940 Act. To the extent an investor’s request does create a “senior security” issue under Section 18, the Fund will deny such request. Such investor will either accept the denial, or not invest in the Fund.

50.

Please revise the references to the agreements identified in the Exhibit Index to delete “Form of” and confirm to us that the actual agreements, not forms of, will be filed as exhibits to the Registration Statement.

Response: The Fund confirms that it has revised the Exhibit Index as requested to the extent final agreements are available and that actual agreements will be filed as exhibits to the registration statement.

GENERAL COMMENTS

51.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

52.

Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund respectfully acknowledges the Staff’s comment.

53.

Please advise us if you have submitted, or expect to submit, any exemptive application (other than the co-investment exemptive application) or any no-action request in connection with the registration statement. Also, please inform the staff if the Fund is relying upon any no-action letters or other guidance previously issued by the staff.

Response: The Fund respectfully states that, as of the date of this response letter, it has not submitted and does not expect to submit any exemptive application (other than the co-investment exemptive application) or any no-action request in connection with the Registration Statement. In addition, unless otherwise disclosed herein or the Registration Statement, the Fund is not relying upon any no-action letters or other guidance previously issued by the Staff.

54.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

February 7, 2024

Response: The Fund respectfully acknowledges the Staff’s comment.

*  *  *  *  *  *  *  *

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Michael Spratt, Securities and Exchange Commission Thankam Varghese, Securities and Exchange Commission Shailini Rao, Diameter Credit Company Rajib Chanda, Simpson Thacher & Bartlett LLP